UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     -------


                               STAGE STORES, INC.
                               ------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    85254C305
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85254C305             Schedule 13G                        Page 2 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities Fund, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,681,506
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,681,506
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,681,506
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.4%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 3 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities GenPar, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,681,506
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,681,506
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,681,506
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.4%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 4 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities MGP, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,681,506
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,681,506
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,681,506
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.4%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 5 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities Fund II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,546,879
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,546,879
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,546,879
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      7.7%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 6 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities GenPar II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,546,879
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,546,879
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,546,879
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      7.7%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 7 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Securities  MGP II, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,546,879
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,546,879
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,546,879
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      7.7%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 8 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Asset Management, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               83,736
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          83,736
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  83,736
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.4%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO


--------------------------------------------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                        Page 9 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Advisors, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               20,000 (1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          20,000 (1)
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  20,000 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.1%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN; IA


--------------------------------------------------------------------------------
------------------------
(1)  Represents options to purchase 20,000 shares of Common Stock.

CUSIP NO. 85254C305             Schedule 13G                       Page 10 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Oak Hill Advisors MGP, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               20,000 (1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          20,000 (1)
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  20,000 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.1%
                                                                ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO


--------------------------------------------------------------------------------
------------------------
(1)  Represents options to purchase 20,000 shares of Common Stock.

CUSIP NO. 85254C305             Schedule 13G                       Page 11 of 19

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Glenn R. August
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               3,504,451 (1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          3,504,451 (1)
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,504,451 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      17.5%
                                                                -----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------
------------------------
(1)  Includes options to purchase 20,000 shares of Common Stock.

CUSIP NO. 85254C305             Schedule 13G                       Page 12 of 19


Item 1.  (a)      NAME OF ISSUER

                  Stage Stores, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  10201 Main Street
                  Houston, Texas 77025


Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF");

                  (ii) Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHSF GenPar") and general partner of OHSF;

                  (iii) Oak Hill Securities MGP, Inc., a Delaware corporation ("OHSF MGP") and general partner of OHSF GenPar;

                  (iv) Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II");

                  (v) Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHSF GenPar II") and general partner of OHSF II;

                  (vi) Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHSF MGP II") and general partner of OHSF GenPar II;

                  (vii) Oak Hill Asset Management, Inc., a Delaware corporation ("OHAM");

                  (viii) Oak Hill Advisors, L.P., a Delaware limited partnership ("OHA");

                  (ix) Oak Hill Advisors MGP, Inc. ("OHA MGP") and general partner of OHA; and

                  (x) Glenn R. August ("Mr. August"), sole stockholder and President of OHSF MGP, OHSF MGP II, OHA MGP and OHAM, ((i) through (x) collectively, the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of (i) OHSF MGP,
         (ii) OHSF MGP II and (iii) Mr. August is 65 East 55th Street, 32nd Floor, New York, NY 10022.

                  The address of the principal business offices of (i) OHSF,
         (ii) OHSF GenPar, (iii) OHSF II, (iv) OHSF GenPar II, (v) OHA, (vi) OHA MGP and (vii) OHAM is 201 Main Street, Suite 2415, Forth Worth, TX 76102.

         (c)      CITIZENSHIP

                  OHSF - a Delaware limited partnership

CUSIP NO. 85254C305             Schedule 13G                       Page 13 of 19

                  OHSF GenPar, L.P. - a Delaware limited partnership OHSF MGP - a Delaware corporation
                  OHSF II - a Delaware limited partnership
                  OHSF GenPar II - a Delaware limited partnership
                  OHSF MGP II - a Delaware corporation
                  OHA - a Delaware limited partnership
                  OHA MGP - a Delaware corporation
                  OHAM - a Delaware corporation
                  Mr. August - United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  85254C305


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 2001, (i) OHSF may be deemed to beneficially own 1,681,506 shares of Common Stock and each of OHSF GenPar and OHSF MGP, in their capacities as general partners of OHSF and OHSF GenPar, respectively, may be deemed to beneficially own 1,681,506 shares of Common Stock as a result of their voting and dispositive power over the 1,681,506 shares of Common Stock held by OHSF; (ii) OHSF II may be deemed to beneficially own 1,546,879 shares of Common Stock and each of OHSF GenPar II and OHSF MGP II, in their capacities as general partners of OHSF II and OHSF GenPar II, respectively, may be deemed to beneficially own 1,546,879 shares of Common Stock as a result of their voting and dispositive power over the 1,546,879 shares of Common Stock held by OHSF II; (iii) OHAM, in its capacity as investment adviser, may be deemed to beneficially own 83,736 shares of Common Stock as a result of its voting and dispositive power over the 83,736 shares of Common Stock held by two advisory clients; (iv) OHA may be deemed to beneficially own 20,000 shares of Common Stock and OHA MGP, in its capacity as general partner of OHA, may be deemed to beneficially own 20,000 shares of Common Stock as a result of its voting and dispositive power over the 20,000 shares of Common Stock held by OHA; and (v) as a result of the relationships described in
                  Item 2, Mr. August may be deemed to beneficially own 3,504,451 shares of Common Stock as a result of his voting and dispositive power over: (i) 1,681,506 shares of Common Stock held by OHSF; (ii) 1,546,879 shares of Common Stock held by OHSF II; (iii) 83,786 shares of

CUSIP NO. 85254C305             Schedule 13G                       Page 14 of 19


                  Common Stock held by OHAM; and (iv) 20,000 shares of Common Stock held by OHA.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 19,972,653 Common Stock outstanding as of October 1, 2001, as reported in the Company's Amendment No. 1 to Form 10 filed on December 13, 2001 with the Securities and Exchange Commission, (i) each of OHSF, OHSF GenPar and OHSF MGP, in their capacities as general partners of OHSF and OHSF GenPar, respectively, may be deemed to beneficially own approximately 8.4% of the outstanding Common Stock; (ii) each of OHSF II, OHSF GenPar II and OHSF MGP II, in their capacities as general partners of OHSF II and OHSF GenPar II, respectively, may be deemed to beneficially own approximately 7.7% of the outstanding Common Stock; (iii) OHAM, in its capacity as investment adviser, may be deemed to beneficially own approximately 0.4% of the outstanding Common Stock; (iv) OHA and OHA MGP, in its capacity as general partner of OHA, may be deemed to beneficially own approximately 0.1% of the outstanding Common Stock on a diluted basis in accordance with Rule 13d-3(d); and (v) Mr. August may be deemed to beneficially own approximately 17.5% of the outstanding Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of OHSF, OHSF GenPar and OHSF MGP, in their capacities as general partners of OHSF and OHSF GenPar, respectively, may be deemed to have the sole power to direct the voting and disposition of the 1,681,506 shares of Common Stock beneficially owned by OHSF; (ii) each of OHSF II, OHSF GenPar II and OHSF MGP II, in their capacities as general partners of OHSF II and OHSF GenPar II, respectively, may be deemed to have the sole power to direct the voting and disposition of the 1,546,879 shares of Common Stock beneficially owned by OHSF II; (iii) OHAM, in its capacity as investment adviser, may be deemed to have the sole power to direct the voting and disposition of the 83,736 shares of Common Stock beneficially owned by two investment advisory clients; (iv) OHA and OHA MGP, in its capacity as general partner of OHA, may be deemed to have the sole power to direct the voting and disposition of the 20,000 shares of Common Stock OHA beneficially owns; and (v) by virtue of the relationship between Mr. August and each of OHSF, OHSF GenPar, OHSF MGP, OHSF II, OHSF GenPar II, OHSF MGP II, OHAM, OHA and OHA MGP, Mr. August may be deemed to have the sole power to direct the voting and disposition of the 3,504,451 shares of Common Stock beneficially owned by each of such persons.

                           Each of the Reporting Persons disclaims beneficial
                  ownership of the Common Stock beneficially owned by the other Reporting Persons,

CUSIP NO. 85254C305             Schedule 13G                       Page 15 of 19


                  other than the shares of Common Stock reported in this
                  Schedule 13G as beneficially owned by such Reporting Person.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  See Item 4 above. The limited partners of OHSF and OHSF II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OHSF and OHSF II in accordance with their ownership interests in such entities.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


Item 10. CERTIFICATION

         Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 85254C305             Schedule 13G                       Page 16 of 19


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2002


                                OAK HILL SECURITIES FUND, L.P.


                                By:     Oak Hill Securities GenPar, L.P.
                                        its general partner


                                By:     Oak Hill Securities MGP, Inc.
                                        its general partner


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL SECURITIES GENPAR, L.P.


                                By:     Oak Hill Securities MGP, Inc.
                                        its general partner


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President

CUSIP NO. 85254C305             Schedule 13G                       Page 17 of 19


                                OAK HILL SECURITIES MGP, INC.


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL SECURITIES FUND II, L.P.


                                By:     Oak Hill Securities GenPar II, L.P.
                                        its general partner


                                By:     Oak Hill Securities MGP II, Inc.
                                        its general partner


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL SECURITIES GENPAR II, L.P.


                                By:     Oak Hill Securities MGP II, Inc.
                                        its general partner


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL SECURITIES MGP II, INC.


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL ASSET MANAGEMENT, INC.


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President

CUSIP NO. 85254C305             Schedule 13G                       Page 18 of 19


                                OAK HILL ADVISORS, L.P.


                                By:     Oak Hill Advisors MGP, Inc.
                                        its general partner


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                OAK HILL ADVISORS MGP, INC.


                                By:     /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                MR. GLENN R. AUGUST


                                /s/ Glenn R. August
                                -----------------------------------------------

CUSIP NO. 85254C305             Schedule 13G                       Page 19 of 19


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.